

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Stanton E. Ross
President and Chief Executive Officer
Digital Ally, Inc.
9705 Loiret Blvd.
Lenexa, KS 66219

      Re: **Digital Ally, Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed April 13, 2015
               File No. 001-33899

Dear Mr. Ross:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proposal Two, page 17

1.   We note your plans to increase the total number of authorized shares of your capital stock, all of which you plan to classify as common stock. Please revise your disclosure to describe any plans, commitments, arrangements, understandings or agreements, whether written or oral, to issue any of the shares that will be newly available following the approval of such authorized shares. If you have no such plans or intentions, please revise your disclosure to so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Christian J. Hoffmann III, Esq.